ENGlobal Corporation
Financial Highlights
Consolidated Statements of Income
(in thousands, except per share data)

	Quarter Ended June 30, 2006	Quarter Ended June 30, 2005	Six Months Ended June 30, 2006	Six Months Ended June 30, 2005
Operating Revenue.	$ 75,065	$ 59,419	$ 141,693	$ 104,049
Operating Expenses:				
Direct cost	64,337	52,140	122,742	91,071
Selling, general and administrative .	6,812	4,388	12,510	8,176
Depreciation and amortization	354	276	757	557
Total operating expenses . . .	71,503	56,804	136,009	99,804
Operating income	3,562	2,615	5,684	4,245
Other Income (Expense):				
Other income	387	44	409	73
Interest income (expense), net	(253)	(247)	(415)	(444)
Income before Provision for Income Taxes.	3,696	2,412	5,678	3,874
Provision for Income Taxes	1,365	892	2,112	1,433
Net Income	$ 2,331	$ 1,520	$ 3,566	$ 2,441
Net Income Per Common Share:				
Basic	$ 0.09	$ 0.06	$ 0.14	$ 0.10
Diluted	$ 0.09	$ 0.06	$ 0.13	$ 0.10
Weighted Average Shares Used in Computing Net Income Per Share				
Basic	26,444,185	23,492,842	26,388,702	23,508,496
Diluted	27,191,617	24,156,525	27,218,982	24,155,176

ENGlobal Corporation
Financial Highlights
Selected Balance Sheet Information
(in thousands)

	As of June 30, 2006		As of December 31, 2005
Cash	$	884	$ 159
Working capital		31,051	21,825
Property and equipment, net		7,477	6,861
Total assets		93,053	75,936
Long-term debt, net of current portion		16,943	5,228

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XBRL report	eng-20060630.xml
XBRL taxonomy schema	eng-20060630.xsd
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